                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
               For the transition period from             to
                                               ----------    ----------
                          Commission file number 1-8993



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   VALLEY GROUP EMPLOYEES' 401(K) SAVINGS PLAN
                          C/o: Valley Insurance Company
                              2450 14th Avenue S.E.
                                  P.O. Box 1119
                              Albany, Oregon 97321
                                 (541) 928-2344



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                                 (603) 643-1567

                                EXPLANATORY NOTE

       This Annual Report on Form 11-K is being filed pursuant to Section 15(d) of the Securities Exchange Act of 1934 with respect to Valley Group Employees' 401(k) Savings Plan (the "Plan") so that it may be incorporated by reference into the Registration Statement on Form S-8 which Fund American Enterprises Holdings, Inc. (the "Company") filed on June 27, 1997 with respect to its shares of Common Stock, $1.00 par value per share, issuable under the Plan.

       As stated in a Form 8-K dated January 24, 1997, the Company's Board of Directors, upon recommendation of its Audit Committee, appointed KPMG Peat Marwick LLP ("KPMG") as its independent auditors for the fiscal year ending December 31, 1997, to replace Coopers & Lybrand L.L.P. ("Coopers & Lybrand") as independent auditors, effective upon the date of their reports on such consolidated financial statements for the year ended December 31, 1996.

       In connection with the audit of the Plan for the year ended December 31, 1996, there were no disagreements with Coopers & Lybrand on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

       The reports of KPMG and PricewaterhouseCoopers LLP for the Plan years ended December 31, 1997 and 1996, respectively, are included herein.


                                INFORMATION FILED

       The following financial statements and exhibits are filed with, and are included in, this Report:

       A. Financial statements for the Plan consisting of:

       1.     Report of KPMG Peat Marwick LLP for the Plan year ended December
              31,1997

       2. Report of PricewaterhouseCoopers LLP for the Plan year ended December 31,1996

       3. Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

       4. Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1997 and 1996

       5.     Notes to Financial Statements

       6.     Schedule of Assets held for Investment Purposes

       7.     Schedule of Reportable Transactions


       B. Exhibits:

       1.     Consent of KPMG Peat Marwick LLP

       2.     Consent of PricewaterhouseCoopers LLP

                                   SIGNATURES

       The Plan. Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VALLEY GROUP EMPLOYEES' 401(K)SAVINGS PLAN

Date:   July 17, 1998

                                     By:
                                       ----------------------------------------
                                       /s/ STUART E. OLSON
                                       Trustee


                                      By:
                                        ---------------------------------------
                                        /s/ KENNETH R. HISEL
                                        Trustee



                                      By:
                                        ---------------------------------------
                                        /s/ CAREY D. BENSON
                                        Trustee

                                  EXHIBIT INDEX

Exhibit Number

              A.     Financial statements for the Plan consisting of:


                     Report of KPMG Peat Marwick LLP for the Plan year ended December 31,1997

                     Report of PricewaterhouseCoopers LLP for the Plan year ended December 31,1996

                     Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

                     Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1997 and 1996

                     Notes to Financial Statements

                     Schedule of Assets held for Investment Purposes

                     Schedule of Reportable Transactions


              B.     Consent of KPMG Peat Marwick LLP

              C.     Consent of PricewaterhouseCoopers LLP

             VALLEY GROUP EMPLOYEES'                                 Exhibit A
             401(k) SAVINGS PLAN

             Financial Statements and Supplemental Schedules

             December 31, 1997 and 1996

             (With Independent Auditors' Report Thereon)

                                               INDEPENDENT AUDITORS' REPORT


Board of Directors
Valley Group Employees' 401(k) Savings Plan:


We have audited the accompanying statement of net assets available for benefits of Valley Group Employees' 401(k) Savings Plan (the Plan) as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valley Group Employees' 401(k) Savings Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27(a)
- schedule of assets held for investment purposes and Item 27(d) - schedule of reportable transactions as of or for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedules that accompany the Plan's financial statements do not disclose the historical cost or the realized gain or loss of certain Plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.






San Francisco, California                                 KPMG Peat Marwick LLP
July 14, 1998

                                               INDEPENDENT AUDITORS' REPORT




Board of Directors
Valley Group Employees' 401(k) Savings Plan
Albany, Oregon

We have audited the accompanying statement of net assets for benefits of the Valley Group Employees' 401(k) Savings Plan as of December 31, 1996 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley Group Employees' 401(k) Savings Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.






Portland, Oregon                                     PricewaterhouseCoopers LLP
June 4, 1997

                VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN
               Statement of Net Assets Available for Benefits
                           December 31, 1997


                                                                  Neuberger &               20th Century
                                                     Group          Berman                      Ultra                     Fidelity
                                                    Annuity        Guardian      Fidelity     Investors    Dreyfus S&P  Advisor High
                                                    Contract         Fund      Puritan Fund     Fund        500 Fund     Yield Fund
                                                   ----------    ---------     ---------     ---------      --------      ---------
Assets:

Pooled separate accounts, at fair
value (note 2)                                    $     --       1,026,330       573,360       861,117       755,997       150,877

Insurance contract, at contract value (note 3)     1,389,815          --            --            --            --            --

Common stock, at fair value (note 2)                    --            --            --            --            --            --

Money market account                                    --            --            --            --            --            --

Participant loans                                       --            --            --            --            --            --
                                                   ----------    ---------     ---------     ---------      --------      ---------
                                                   1,389,815     1,026,330       573,360       861,117       755,997       150,877
                                                   ----------    ---------     ---------     ---------      --------      ---------
Contributions receivable:
  Participant                                          3,353        11,475         4,805         9,230         7,636         1,683
  Employer                                             1,351         4,089         1,822         3,452         2,756           689
                                                   ----------    ---------     ---------     ---------      --------      ---------
                                                       4,704        15,564         6,627        12,682        10,392         2,372
                                                   ----------    ---------     ---------     ---------      --------      ---------
Net assets available for benefits                 $1,394,519     1,041,894       579,987       873,799       766,389       153,249
                                                   ----------    ---------     ---------     ---------      --------      ---------
                                                   ----------    ---------     ---------     ---------      --------      ---------


                                                                  Warburg
                                                                   Pincus          Janus         Fund
                                                                  Emerging       Worldwide     American   Participant
                                                   Janus Fund    Growth Fund       Fund          Stock      Loans          Total
                                                   ----------    -----------     ---------    ----------  -----------      ------

Assets:

Pooled separate accounts, at fair
value (note 2)                                       494,402       395,562       944,953          --            --       5,202,598

Insurance contract, at contract value (note 3)          --            --            --            --            --       1,389,815

Common stock, at fair value (note 2)                    --            --            --         155,485          --         155,485

Money market account                                    --            --            --          66,109          --          66,109

Participant loans                                       --            --            --            --          62,989        62,989
                                                   ----------    ---------     ---------     ---------      --------      ---------
                                                     494,402       395,562       944,953       221,594        62,989     6,876,996
                                                   ----------    ---------     ---------     ---------      --------      ---------
Contributions receivable:
  Participant                                          4,326         4,225        10,785         1,974          --          59,492
  Employer                                             1,530         1,655         4,177           993          --          22,514
                                                   ----------    ---------     ---------     ---------      --------      ---------
                                                       5,856         5,880        14,962         2,967          --          82,006
                                                   ----------    ---------     ---------     ---------      --------      ---------
Net assets available for benefits                    500,258       401,442       959,915       224,561        62,989     6,959,002
                                                   ----------    ---------     ---------     ---------      --------      ---------
                                                   ----------    ---------     ---------     ---------      --------      ---------


              See accompanying notes to financial statements.

              VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN
            Statement of Net Assets Available for Benefits
                          December 31, 1996

                                                      Neuberger &                                                       20th Century
                                         Group          Berman         Fidelity                                            Ultra
                                        Annuity        Guardian        Magellan       Fidelity         Oppenheimer        Investors
                                        Contract         Fund            Fund        Puritan Fund      Global Fund          Fund
                                       ----------     -----------      --------      ------------      -----------      ------------

Assets:

Pooled separate accounts, at fair
 value (note 2)                        $       --         854,767       821,122           571,523          526,235           727,117

Insurance contract,
 at contract value (note 3)             1,292,953              --            --                --               --                --

Participant loans                              --              --            --                --               --                --
                                       ----------     -----------      --------      ------------      -----------      ------------
                                        1,292,953         854,767       821,122           571,523          526,235           727,117
                                       ----------     -----------      --------      ------------      -----------      ------------
Contributions receivable:
 Participant                                   --              --            --                --               --                --
 Employer                                      --              --            --                --               --                --
                                       ----------     -----------      --------      ------------      -----------      ------------
                                               --              --            --                --               --                --
                                       ----------     -----------      --------      ------------      -----------      ------------
Net assets available for benefits      $1,292,953         854,767       821,122           571,523          526,235           727,117
                                       ----------     -----------      --------      ------------      -----------      ------------
                                       ----------     -----------      --------      ------------      -----------      ------------



                                        Dreyfus A
                                        Bond Plus     Participant     Contributions
                                          Fund           Loans          Receivable           Total
                                       ----------     -----------     --------------      ------------

Assets:

Pooled separate accounts, at fair
 value (note 2)                        $   63,963              --                 --         3,564,727

Insurance contract,
 at contract value (note 3)                    --              --                 --         1,292,953

Participant loans                              --          43,457                 --            43,457
                                       ----------     -----------     --------------      ------------
                                           63,963          43,457                 --         4,901,137
                                       ----------     -----------     --------------      ------------
Contributions receivable:
 Participant                                   --              --             26,253            26,253
 Employer                                      --              --             10,785            10,785
                                       ----------     -----------     --------------      ------------
                                               --              --             37,038            37,038
                                       ----------     -----------     --------------      ------------
Net assets available for benefits          63,963          43,457             37,038         4,938,175
                                       ----------     -----------     --------------      ------------
                                       ----------     -----------     --------------      ------------

See accompanying notes to financial statements.

                        VALLEY GROUP EMPLOYEES' 401(K) SAVINGS PLAN
                   Statement of Changes in Net Assets Available for Benefits
                                 Yead ended December 31, 1997

                                                         Neuberger &                                                  20th Century
                                            Group          Berman         Fidelity       Fidelity                         Ultra
                                           Annuity        Guardian        Magelan        Puritan       Oppenheimer      Investors
                                           Contract         Fund            Fund           Fund        Global Fund        Fund
                                         ----------      ---------        ---------      ---------     -----------     ------------
Additions to net assets attributable to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments          $       --       $134,427           26,204        107,442          15,756          150,767
   Interest                                  87,587             --               --             --              --               --
   Dividends                                     --             --               --             --              --               --
                                         ----------      ---------        ---------      ---------     -----------     ------------
        Total investment income              87,587        134,427           26,204        107,442          15,756          150,767

Contributions
  Participant                               147,533        128,089               --         74,400              --          139,474
  Employer                                   58,110         44,533               --         27,553              --           50,950
  Rollover                                   66,078         25,269              892          7,194              --           18,270
                                         ----------      ---------        ---------      ---------     -----------     ------------
        Total contributions                 271,721        197,891              892        109,147              --          208,694
                                         ----------      ---------        ---------      ---------     -----------     ------------
        Total additions                     359,308        332,318           27,096        216,589          15,756          359,461
                                         ----------      ---------        ---------      ---------     -----------     ------------
Deductions from net assets attributed in:
  Distributions to participants             163,456         97,834               --         62,218              --           57,907
                                         ----------      ---------        ---------      ---------     -----------     ------------

Net increase (decrease) prior to
  interfund  transfers                     $195,852       $234,484           27,096        154,371          15,756          301,554

Interfund transfers                         (94,286)       (47,357)        (848,218)      (145,907)       (541,991)        (154,872)
                                         ----------      ---------        ---------      ---------     -----------     ------------
   Net increase (decrease)                  101,566        187,127         (821,122)         8,464        (526,235)         146,682

Net assets available for benefits:
  Beginning of year                      $1,292,953        854,767          821,122        571,523         526,235          727,117
                                         ----------      ---------        ---------      ---------     -----------     ------------
  End of year                            $1,394,519      1,041,894               --        579,987              --          873,799
                                         ----------      ---------        ---------      ---------     -----------     ------------
                                         ----------      ---------        ---------      ---------     -----------     ------------




                                                                                                                      Warburg
                                            Dreyfus A                            Fidelity                             Pinkus
                                            Bonds Plus       Dreyfus S&P       Advisors High                          Emerging
                                               Fund            500 Fund         Yield Fund          Janus Fund      Growth Fund
                                            ----------       ------------      --------------       ----------      -----------
Additions to net assets attributable to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                   (287)           134,897              20,002          82,055            59,975
   Interest                                         --                 --                  --              --                --
   Dividends                                        --                 --                  --              --                --
                                            ----------       ------------      --------------       ----------      -----------
        Total investment income                   (287)           134,897              20,002          82,055            59,975

Contributions
  Participant                                       --            107,844              38,966           78,659           87,342
  Employer                                          --             37,980              15,595           27,134           33,448
  Rollover                                          --             22,049                  --           14,212            2,053
                                            ----------       ------------      --------------       ----------       ----------
        Total contributions                         --            167,873              54,561          120,005          122,843
                                            ----------       ------------      --------------       ----------       ----------
        Total additions                           (287)           302,770              74,563          202,060          182,818
                                            ----------       ------------      --------------       ----------       ----------
Deductions from net assets attributed in:
  Distributions to participants                     --             19,884              23,528           33,142           14,849
                                            ----------       ------------      --------------       ----------       ----------

Net increase (decrease) prior to
  interfund  transfers                            (287)           282,886              51,035          168,918          167,969

Interfund transfers                            (63,676)           483,503             102,214          331,340          233,473
                                            ----------       ------------      --------------       ----------      -----------
   Net increase (decrease)                     (63,963)           766,389             153,249          500,258          401,442

Net assets available for benefits:
  Beginning of year                             63,963                 --                  --               --               --
                                            ----------       ------------      --------------       ----------      -----------
  End of year                                       --            766,389             153,249          500,258          401,442
                                            ----------       ------------      --------------       ----------      -----------
                                            ----------       ------------      --------------       ----------      -----------





                                                     Janus           Fund
                                                   Worldwide       American      Participant
                                                      Fund          Stock           Loans          Other          Total
                                                   ---------       ---------      ----------      ---------    -----------
Additions to net assets attributable to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                       96,281          20,084              --             --        847,603
   Interest                                               --             586           5,006             --         93,179
   Dividends                                              --             528              --                           528
                                                   ---------       ---------      ----------      ---------    -----------
        Total investment income                       96,281          21,198           5,006             --        941,310

Contributions
  Participant                                        174,829          30,027              --             --      1,007,163
  Employer                                            66,184          14,815              --             --        376,302
  Rollover                                            27,512           4,297              --             --        187,826
                                                   ---------       ---------      ----------       --------    -----------
        Total contributions                          268,525          49,139              --             --      1,571,291
                                                   ---------       ---------      ----------       --------    -----------
        Total additions                              364,806          70,337           5,006             --      2,512,601
                                                   ---------       ---------      ----------       --------    -----------
Deductions from net assets attributed in:
  Distributions to participants                       14,032              --           4,924             --        491,774
                                                   ---------       ---------      ----------       --------    -----------

Net increase (decrease) prior to
  interfund  transfers                               350,774          70,337              82             --      2,020,827

Interfund transfers                                  609,141         154,224           19,450       (37,038)            --
                                                   ---------       ---------      -----------      --------    -----------
   Net increase (decrease)                           959,915         224,561           19,532       (37,038)     2,020,827

Net assets available for benefits:
  Beginning of year                                       --             --            43,457        37,038      4,938,175
                                                   ---------       --------       -----------      --------    -----------
  End of year                                         959,915        224,561           62,989            --      6,959,002
                                                   ----------      ---------      -----------      --------    -----------
                                                   ----------      ---------      -----------      --------    -----------

                              VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN
                      Statement of Changes in Net Assets Available for Benefits
                                      Year ended December 31, 1996


                                                    Neuberger &
                                       Group         Berman       Fidelity
                                       Annuity       Guardian     Magellan   Fidelity        Oppenheimer
                                       Contract        Fund         Fund     Puritan Fund    Global Fund
                                       --------     ----------    --------   -------------   -----------


Additions to net assets
 attributed to:
  Investment income:
    Net appreciation in fair
     value of investments           $      --         110,406        67,657      65,644          49,749
    Interest                             67,433            --            --          --              --
                                     -----------   ----------     ---------     -------       ---------

           Total investement income      67,433       110,406        67,657      65,644           49,749
                                     -----------   ----------     ---------    --------       ---------
Contributions:
  Participant                           126,824       128,604       153,151      80,425          64,452
  Employer                               52,495        47,083        59,556      29,097          25,241
  Rollover                              424,611       295,218       347,510     237,247         117,270
                                     -----------   ----------     ---------    --------       ---------
           Total contributions          603,930       470,905       560,217     346,769         206,963
                                     -----------   ----------     ---------    --------       ---------

           Total additions              671,363       581,311       627,874     412,413         256,712
                                     -----------   ----------     ---------    --------       ---------

Deductions from net assets
 attributed to:
  Distributions to participants          71,409        79,965        36,973      62,831          12,895
                                     -----------   ----------     ---------    --------       ---------

Net increase (decrease) prior to
  interfund transfers                   599,954       501,346       509,901     349,582         243,817

Interfund transfers                     (56,090)      (11,377)      (97,595)   (130,096)        156,913
                                     -----------   ----------     ---------    --------       ---------

           Net increase(decrease)       543,864       489,969       493,306     219,486         400,730

Net assets available for benefit:
  Beginning of year                     749,089       364,798       327,816     352,037         125,505
                                     -----------   ----------     ---------    --------       ---------

  End of year                       $ 1,292,953       854,767       821,122     571,523         526,235
                                     -----------   ----------     ---------    --------       ---------
                                     -----------   ----------     ---------    --------       ---------



                                        20th Century
                                            Ultra       Dreyfus A
                                           Investors    BondsPlus   Participant
                                             Fund        Fund       Loans          Other          Total
                                        ------------   ----------   -----------    -----          ------


Additions to net assets
 attributed to:
  Investment income:
    Net appreciation in fair
     value of investments                    61,640           2,910           --            --       358,006
    Interest                                     --              --        3,428            --        70,861
                                          ---------       ---------   ----------      --------    ----------

           Total investement income          61,640           2,910        3,428            --       428,867
                                          ---------       ---------   ----------      --------    ----------
Contributions:
  Participant                               147,555           4,154           --        (8,864)      696,301
  Employer                                   55,459           1,595           --        (3,271)      267,255
  Rollover                                  200,768          13,866       24,388            --     1,660,878
                                          ---------       ---------   ----------      --------    ----------
           Total contributions              403,782          19,615       24,388       (12,135)    2,624,434
                                          ---------       ---------   ----------      --------    ----------

           Total additions                  465,422          22,525       27,816       (12,135)    3,053,301
                                          ---------       ---------   ----------      --------    ----------

Deductions from net assets
 attributed to:
  Distributions to participants              24,780              --        5,302            --       294,155
                                          ---------       ---------   ----------      --------    ----------

Net increase (decrease) prior to
  interfund transfers                       440,642          22,525       22,514       (12,135)    2,759,146

Interfund transfers                          91,234          41,438        5,585           (12)          --
                                          ---------       ---------   ----------      --------    ----------

           Net increase(decrease)           531,876          63,963       28,009       (12,147)    2,759,146

Net assets available for benefit:
  Beginning of year                         195,241              --       15,358        49,185     2,179,029
                                          ---------       ---------   ----------      --------    ----------

  End of year                               727,117          63,963       43,457        37,038     4,938,175
                                          ---------       ---------   ----------      --------    ----------
                                          ---------       ---------   ----------      --------    ----------




See accompanying notes to financial statements.

                   VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996




(1)    Description of the Plan

       The following description of the Valley Group Employees' 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan which was originally established on January 1, 1988 to provide retirement benefits for eligible employees of Valley Pacific, Inc. (the Company). Effective December 1, 1995, the Plan was amended to include the employees of The Charter Group, Inc. and the Plan's name was changed to the Valley Group Employees' 401(k) Savings Plan. Effective January 1, 1997, the Plan was amended to include the employees of Fund American Enterprises Holding, Inc., White Mountains Insurance Company, White Mountains Holdings, Inc., and The Upper Valley Company. Participants in the Plan include employees of the respective companies and are collectively referred to as the "Companies." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees of the Companies must complete ninety days of service and have attained the age of 21 to become eligible for participation in the Plan.

       During 1996, employees of The Charter Group, Inc. (Charter) that participated in the Skandia Direct Operations Employee 401(k) Plan and the Skandia Direct Operations Retirement Plan were given the option to rollover their account balances to the Plan or any other qualified retirement plan. In addition, Valley Pacific Inc. employees who participated in the Skandia Direct Operations Retirement Plan were also given the option to rollover their account balances to the Plan or any other qualified retirement plan. Rollovers from these retirement plans totaled approximately $1.1 million in 1996.

       Contributions

       Each year participants may elect to defer up to 15 percent of pretax annual compensation, as defined by the Plan. The Companies contribute 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. The Companies may also choose to make an additional discretionary contribution to the Plan. No discretionary contributions were made for the years ended December 31, 1997 and 1996.

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocations of (a) the Companies contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                   VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN

       Vesting

       Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for full (100%) vesting of the Companies contributions from the first day of participation if employed prior to December 1, 1995. If employed after December 1, 1995, participants become vested in the Companies contributions based on years of service as follows:

                Years of Service        Percentage
                ----------------        ----------

                        1                   20%
                        2                   40
                        3                   60
                        4                   80
                        5                  100

       Investments

       The Plan provides for participant-directed investment programs with Employers Life Insurance Company of Wausau. Effective January 1, 1997, the Plan was amended to increase the investment options available to Plan participants. The Janus Fund, Warburg Pincus Emerging Growth Fund, Janus Worldwide Fund, Fidelity Advisor High Yield Fund and Dreyfus S&P 500 Index Fund were added to the list of participant-directed investment options available to the Plan participants. The amendment also removed the Dreyfus A Bond Plus Fund, Fidelity Magellan Fund, and Oppenheimer Global Fund from the list of participant-directed investment options available to Plan participants. In addition, during 1997, the stock of Fund American Enterprises Holdings, Inc. was added to the list of participant-directed investment options.

       Participant Loans

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate +3%. Interest rates range from 9.75% to 11.75%. Principal and interest is paid ratably through payroll deductions.

       Payment of Benefits

       On termination of service due to death, long-term disability or normal retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's interest in his or her account, an annuity, or installments over a fixed period of years up to the legal maximum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       Forfeited Accounts

       At December 31, 1997, forfeited nonvested accounts totaled $702. At December 31, 1996 there were no forfeited nonvested accounts. These accounts will be used to reduce future employer contributions.

                   VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN

(2)    Summary of Significant Accounting Policies

       Basis of Accounting

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Use of Estimates

       The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       Investment Valuation and Income Recognition

       The Plan's investments are stated at fair value except for its investment in the Group Annuity Contract which is valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest earned, less funds withdrawn. The contract is included in the financial statements at contract value because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the investment contract. Guaranteed interest rates were 6.4% in 1997 and 1996. The contract investments are high quality intermediate term corporate bonds and mortgages. Pooled Separate Accounts are valued based on quoted market prices which represent the net asset values of the underlying investments held by the Plan in the Pooled Seperate Accounts at year-end.

       Payment of Benefits

       Benefits are recorded when paid.

       Reclassifications

       Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

(3)    Plan Termination

       Although it has not expressed any intent to do so, the Companies have the right under the Plan to suspend, terminate or completely discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(4)    Administrative Expenses

       Administrative expenses associated with the Plan are paid by the Companies.


(5)     Related Party Transactions

       Certain Plan investments are units of pooled separate accounts managed by Employers Life Insurance Company of Wausau and Nationwide Life Insurance Company, the custodians; therefore, these transactions

                   VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN qualify as party-in-interest.

       Fund American Enterprises Holdings, Inc. stock transactions involving the Plan also qualify as exempt party-in-interest transactions.


(6)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(7)     Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:



                                                                                             1997                1996
                                                                                        ----------------    ----------------

               Net assets available for plan benefits per financial statements       $      6,959,002           4,938,175
               Less:  Contributions receivable at December 31                                (82,006)            (37,038)
                                                                                        ----------------    ----------------

               Net assets available for benefits per the Form 5500                   $      6,876,996           4,901,137
                                                                                        ----------------    ----------------
                                                                                        ----------------    ----------------

       The following is a reconciliation of contributions and investment income per the financial statements to the Form 5500 for the year ended December 31:


                                                                                             1997                1996
                                                                                        ----------------    ----------------

               Total contributions per financial statements                          $      1,571,291           2,624,434
               Add:  Prior contributions receivable                                            37,038              49,185
               Less:  Current year contributions receivable                                  (82,006)            (37,038)
               Classification difference included in investment income                             --                (64)
                                                                                        ----------------    ----------------

               Total contributions per Form 5500                                     $      1,526,323           2,636,517
                                                                                        ----------------    ----------------
                                                                                        ----------------    ----------------


(7)     Subsequent Events

       Subsequent to year end, it was discovered that 119 shares of Fund American Enterprises Holdings, Inc. stock (stock) were not purchased by a third-party trust department as requested by the Plan Trustees and Plan Administrator but was invested in a money market account. The stock price has increased between the discovery and the time it was rectified by Valley Pacific, Inc., a subsidiary of Valley Group, Inc., on behalf of the Plan. The cost to the Plan has been estimated at approximately $17,600 and was paid to the Plan by Valley Pacific, Inc. in June 1998. The Company is currently negotiating with the third-party trust department and Plan Administrator for reimbursement.

                                   Schedule 1

                   VALLEY GROUP EMPLOYEES' 401(k) SAVINGS PLAN

         ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997

                                               DESCRIPTION                  NUMBER OF
                                                    OF                       UNITS OR                   CURRENT
ISSUER                                          INVESTMENT                    SHARES        COST         VALUE
----------------------------------  ----------------------------------     ------------  ----------   -----------
Employers Life Insurance            Group Annuity Contract --
  Company of Wausau*                   #01054                              1,389,815     $1,389,815    1,389,815

Nationwide Life Insurance           Neuberger & Berman Guardian
  Company*                            Fund -- Pooled Separate
                                      Account                                564,249             (1)   1,026,330

Nationwide Life Insurance           Fidelity Puritan Fund -- Pooled
  Company*                            Separate Account                       249,352             (1)     573,360

Nationwide Life Insurance           Twentieth Century Ultra
  Company*                            Investors Fund -- Pooled
                                      Separate Account                       330,735             (1)     861,117

Nationwide Life Insurance           Dreyfus S&P 500 Fund --
  Company*                            Pooled Separate Account                263,909             (1)     755,997

Nationwide Life Insurance           Fidelity Advisor High Yield
  Company*                            Fund -- Pooled Separate
                                      Account                                114,235             (1)    150,877

Nationwide Life Insurance           Janus Fund -- Pooled Separate
  Company*                            Account                                327,588             (1)    494,402

Nationwide Life Insurance            Warburg Pincus Emerging
  Company*                             Growth Fund -- Pooled
                                       Separate Account                      281,009             (1)    395,562

Nationwide Life Insurance            Janus Worldwide Fund --
  Company*                             Pooled Separate Account               762,352             (1)    944,953

Fund American Enterprises            Common Stock
  Holdings, Inc.*                                                              1,285             (1)    155,485

Wells Fargo Bank*                    Money Market Account                     66,109         66,109      66,109

Participants*                        Participant loans (Interest rate:
                                       range: 9.75% to 11.75%)                    22         62,989      62,989
                                                                                                     ----------
                                         Total assets held for
                                           investment purposes                                       $6,876,996
                                                                                                     ----------
                                                                                                     ----------

------------------------
*   Party-in-interest

(1) Information not available

See accompanying independent auditors' report.

                         Schedule 2

        VALLEY GROUP EMPLOYEES' 401(K) SAVINGS PLAN

     ITEM 27(d) -- SCHEDULE OF REPORTABLE TRANSACTIONS

               Year Ended December 31, 1997

                                                                    NUMBER                                                    NET
                                                                      OF          PURCHASE       SALES           COST         GAIN/
ISSUER                               DESCRIPTION                  TRANSACTIONS     PRICE         PRICE         OF ASSET      (LOSS)
--------------------------     -----------------------------      ------------   ----------    ----------    ----------      ------
Employers Life Insurance
 Company of Wausau              Group Annuity Contract             Various       $2,202,660            --       $2,202,660      --
                                                                   Various               --     2,103,175        2,103,175      --

Nationwide Life Insurance       Neuberger & Berman
 Company                         Guardian Fund --                  Various          303,068            --          303,068      --
                                 Pooled Separate Account           Various                        265,933               (1)     (1)

Nationwide Life Insurance       Fidelity Magellan Fund--           Various           12,649            --           12,649      --
 Company                         Pooled Separate Account           Various               --       859,975               (1)     (1)

Nationwide Life Insurance       Fidelity Puritan Fund--            Various          134,398            --          134,398      --
 Company                        Pooled Separate Account            Various               --       240,003               (1)     (1)

Nationwide Life Insurance       Oppenheimer Global Fund--         Various            6,754            --            6,754       --
 Company                         Pooled Separate Account           Various               --       548,745               (1)      (1)

Nationwide Life Insurance       Twentieth Century Ultra
 Company                         Investors Fund--                  Various          248,846            --          248,846       --
                                 Pooled Separate Account           Various               --       265,613               (1)      (1)

Nationwide Life Insurance       Dreyfus S&P 500 Fund--             Various          646,322            --          646,322       (1)
 Company                         Pooled Separate Account           Various               --        25,222               (1)      (1)

Nationwide Life Insurance        Fidelity Advisor High Yield
 Company                          Fund--                           Various          203,004            --          203,004       --
                                  Pooled Separate Account          Various               --        72,129               (1)      (1)

Nationwide Life Insurance         Janus Fund--                     Various          549,221            --          549,221       --
 Company                           Pooled Separate Account(1)      Various               --       136,874               (1)      (1)

Nationwide Life Insurance         Warburg Pincus Emerging          Various          368,730           --           368,730       --
 Company                           Growth Fund--                   Various               --       33,143                (1)      (1)
                                   Pooled Separate Account

Nationwide Life Insurance         Janus Worldwide Fund--           Various          899,020          --            899,020       --
 Company                           Pooled Separate Account         Various               --      69,296                 (1)      (1)

Nationwide Life Insurance         Nationwide Money Market          Various        1,473,055          --          1,473,523       --
 Company                                                           Various               --   1,473,055          1,473,523       --


------------------------
(1) Information not available

Exhibit B



                       Consent of Independent Auditors
                       -------------------------------

The Board of Directors
Valley Group Employees' 401(k) Savings Plan:

We consent to the incorporation by reference in Registration Statement No. 333-30233 on Form S-8 of Fund American Enterprises Holdings, Inc. of our report dated July 14, 1998, relating to the statement of net assets available for benefits of Valley Group Employees' 401(k) Savings Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 1997 annual report on Form 11-K of Valley Group Employees' 401(k) Savings Plan.

Our report refers to the supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. With respect to the supplemental schedules of assets held for investment purposes and reportable transactions, our report contains an explanatory paragraph that states that the schedules do not disclose the historical cost or the realized gain or loss of certain Plan assets.


San Francisco, California                      KPMG Peat Marwick LLP
July 14, 1998

Exhibit C


                                   Consent
                                   -------


We consent to the inclusion in this Annual Report on Form 11-K of our report dated June 4, 1997, on our audit of the financial statements of the Valley Group Employees' 401(k) Savings Plan as of December 31, 1996 and for the year then ended.


New York, New York                                 PricewaterhouseCoopers
July 16, 1998